SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

MobileSmith, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

60743J 104
(CUSIP Number)

Doron Rotler 134 Aluf David Street Ramat Gan 5223611 Israel
(Name, address and telephone number of person authorized to receive notices and communications)

June 26, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

EXPLANATORY NOTE

This Amendment No. 5 (this “Amendment No. 5”) amends the Report on Schedule 13D, originally filed with the Securities and Exchange Commission on February 22, 2005, as amended on December 6, 2007, June 30, 2008, and February 17, 2009 (the Original Schedule 13D”), in order to reflect (i) a change in the beneficial ownership of the shares of commons stock of MobileSmith, Inc. (the “Company”) as a result of (i) a change to the terms of the Company’s convertible secured subordinated notes due November 14, 2018 (as amended through the date hereof, the “Notes”) pursuant to which the Notes are convertible immediately upon the noteholder’s request, effective as of June 26, 2013 and (ii) the transfer of beneficial ownership of certain of the shares of Common Stock from being indirectly held by an entity owned and controlled by Mr. Doron Rotler (the “Reporting Person”) to the direct ownership of the Reporting Person, effective as of August 26, 2016 and (iii) that as of May 19, 2009, the Reporting Person has resigned from all positions held with the Company.

Except as specifically amended by this Amendment No. 5, each Item of the Original Schedule remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Schedule.

1	NAME OF REPORTING PERSONS Doron Rotler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF	7	SOLE VOTING POWER 2,929,380 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,929,380 (1)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (1)
14	TYPE OF REPORTING PERSON CO, PN. IN

(1) See Item 5 for a detailed explanation of the Reporting Person’s beneficial ownership of Common Stock.

SCHEDULE 13 D/A

Item 1. Security and Issuer.

Item 1 is amended and replaced in its entirety as follows:

This Amendment No. 5 relates to common stock, par value $0.001 (the “Common Stock”) of the Company.  The principal executive offices of the Company are located at 5400 Trinity Road, Suite 208, Raleigh, North Carolina, 27607.

Item 2. Identity and Background.

Item 2 is amended and replaced in its entirety as follows:

(a)           Name:

This Amendment No. 5 is being filed by Doron Rotler (the “Reporting Person”).

(b)           Residence or Business Address:

134 Aluf David Street, Ramat Gan 5223611, Israel.

(c)           Present Principal Occupation or Employment:

Self-employed business person

(d)           Criminal Convictions:

During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)           Civil Proceedings:

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship:

The Reporting Person is a citizen of Israel.

Item 4. Purpose of the Transaction.

Item 4 is amended and replaced in its entirety as follows:

The Reporting Person acquired the shares of Common Stock for investment purposes. These shares of Common Stock constitute a significant portion of the Reporting Person's total personal net worth. One of the Reporting Person's investment goals is diversification, which may require the Reporting Person to sell shares of the Common Stock. Accordingly, the Reporting Person may, from time to time, make decisions to sell shares of the Common Stock based upon then-prevailing market conditions.

The Reporting Person was appointed as Chairman of the Company's Board of Directors in November 2007 and as the Issuer's Interim Chief Executive Officer in December 2008. On May 19, 2009, the Reporting Person resigned from all positions held with the Company.

On November 12, 2015 the Reporting Person transferred 2,005,528 shares of the Company’s common stock beneficially owned by and originally issued directly to the Reporting Person to a corporate entity Mountain Top Ltd., a liability company organized under the laws of British Anguilla (“Mountain Top”) which is owned and controlled by the Reporting Person. On February 11, 2016 the Reporting Person transferred additional 327,269 shares of common stock beneficially owned by and originally issued directly to the Reporting Person to Mountain Top. Subsequently, and as being reported herein, on August 26, 2016 the Reporting Person transferred all shares of common stock indirectly held by Mountain Top (or 2,332,797 shares) into the direct ownership of the Reporting Person. This Amendment No. 5 is intended to reflect the Reporting Person’s direct beneficial ownership of all shares of Common Stock held by it.

On November 14, 2007, in an initial closing, the Issuer sold $3.3 million aggregate principal amount of secured subordinated convertible notes due November 14, 2010 (the "Notes") to noteholders, including the Reporting Person (the "Noteholders") in the amount of $500,000.

In addition, the Noteholders committed to purchase on a pro rata basis up to $5.2 million aggregate principal of Notes upon approval and call by the Company's Board of Directors in future closings. On August 12, 2008, the Company exercised its option to sell $1.5 million aggregate principal amount of Notes with substantially the same terms and conditions as the Notes sold on November 14, 2007. The Reporting Person purchased an additional $250,000 aggregate principal amount of Notes.

On September 4, 2009, the Company entered into a sale transaction whereby it sold its computer equipment, furniture, fixtures and certain personal property located at its principal executive offices then located in Durham, North Carolina (collectively, the “Equipment”) on an “as-is, where-is” basis to the holders of the Company’s Notes, on a ratable basis in proportion to their respective holdings of Notes, for $200,000 (“Purchase Price”). The Purchase Price was paid through a $200,000 reduction, on a ratable basis, in the then outstanding aggregate principal amount of the Notes. Accordingly, the aggregate outstanding principal amount of $750,000 under the Reporting Person’s holdings was reduced by $19,231 to reflect the Reporting Person’s interest in the amortizing lease. In addition, the Reporting Person currently sreves as the representative for the Noteholders for which he is paid a fee of $1,000 per month.

Subsequently, on June 26, 2013, the Company and holders of the Notes amended the terms of the outstanding Notes and that certain Convertible Secured Subordinated Note Purchase Agreement, as amended (the “Amended and Restated Note Purchase Agreement”) under which the Notes were issued, so that, prior to the maturity date, each of the holders of Notes, including the Reporting Person, at any time and at its option and discretion, into shares of Common Stock all or a portion of the principal amount of the Notes outstanding at the fixed per share of $1.43.  This Amendment No. 5 is intended to reflect the Reporting Person’s beneficial ownership of the Notes held by the Reporting Person since they are currently convertible.

Additionally, on May 18, 2016, the Company and the Noteholders agreed to extend the Maturity Date of the Notes to November 14, 2018.

The Convertible Secured Subordinated Note Purchase Agreement, the Form of Convertible Secured Subordinated Promissory Note, the Registration Rights Agreement, the Security Agreement, the First Amendment to Convertible Secured Subordinated Note Purchase Agreement, the Second Amendment and Agreement to Join as a Party to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement, the Third Amendment to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement and Amendment to Convertible Secured Subordinated Promissory Notes, and the Form of Convertible Secured Subordinated Promissory Note to be issued post January 2009 are attached hereto as Exhibits 2 through 9 and are incorporated herein by reference.

Except as may be set forth herein, the Reporting Person has no plans or proposals which would relate to or result in any of the matters set forth below:

(a)    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)    an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)    a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)    any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer's Board of Directors or to fill any existing vacancies thereon;

(e)    any material change in the present capitalization or dividend policy of the Issuer;

(f)    any other material change in the Issuer's business or corporate structure;

(g)    changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)    any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced in its entirety as follows:

(a) The Reporting Person beneficially owns 2,929,380 shares of Common Stock comprised of (i) 2,418,353 shares of Common Stock owned directly by the Reporting Person and (ii) 511,027 shares of Common Stock issuable upon conversion of the principal amount of Notes held by the Reporting Person.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all shares of Common Stock reported in Item 5(a) of this Amendment No. 5.

(c) The Reporting Person has not completed any transactions in the Company's Common Stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Convertible Secured Subordinated Note Purchase Agreement, the Form of Convertible Secured Subordinated Promissory Note, the Registration Rights Agreement, and the Security Agreement are attached to the Quarterly Report of the Issuer on Form 10-Q filed on November 14, 2007, as, respectively, Exhibits 4.1, 4.2, 10.6 and 10.7 thereto, and are incorporated herein by reference.  The First Amendment to Convertible Secured Subordinated Note Purchase Agreement is attached to the Quarterly Report of the Issuer on Form 10-Q filed on November 12, 2008 as Exhibit 4.1 thereto, and is incorporated herein by reference.  The Second Amendment and Agreement to Join as a Party to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement, the Third Amendment to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement and Amendment to Convertible Secured Subordinated Promissory Notes, and the Form of Convertible Secured Subordinated Promissory Note to be issued post January 2009 are attached to the Annual Report of the Issuer on Form 10-K filed on March 30, 2009, as, respectively, Exhibits 4.5, 4.6 and 4.7 thereto, and are incorporated herein by reference.  The Fourth Amendment to Convertible Secured Subordinated Note Purchase Agreement, Second Amendment to Convertible Secured Subordinated Promissory Notes and Third Amendment to Registration Rights Agreement, together with the Form of Convertible Secured Subordinated Promissory Note to be issued post March 5, 2010 is attached to the Form 8-K filed on March 8, 2010 as Exhibit 99.1 thereto, and is incorporated herein by reference. The Fifth Amendment to Convertible Secured Subordinated Note Purchase Agreement, Third Amendment to Convertible Secured Subordinated Promissory Notes and Fourth Amendment to Registration Rights Agreement, together with the Form of Convertible Secured Subordinated Promissory Note to be issued post June 13, 2012 is attached to the Form 8-K filed on June 19, 2012 as Exhibit 99.1 thereto, and is incorporated herein by reference. The Sixth Amendment and Agreement to Join as a Party to Convertible Secured Subordinated Note Purchase Agreement and Fifth Amendment and Agreement to Join as a Party to Registration Rights Agreement, together with the Form of Convertible Secured Subordinated Promissory Note to be issued post June 26, 2013 is attached to the Form 8-K filed on July 2, 2013 as Exhibit 10.1 thereto, and is incorporated herein by reference. The Seventh Amendment to Convertible Secured Subordinated Note Purchase Agreement and Fifth Amendment to Convertible Secured Subordinated Promissory Notes,, together with the Form of Convertible Secured Subordinated Promissory Note to be issued post May 12, 2014, is attached to the quarterly report on Form 10-Q filed on May 15, 2014. The Eight Amendment to Convertible Secured Subordinated Note Purchase Agreement and Sixth Amendment to Convertible Secured Subordinated Promissory Notes, together with the Form of Convertible Secured Subordinated Promissory Note to be issued post June 9, 2014, is attached to the Form 8-K report filed on June 13, 2014, The Ninth Amendment to Convertible Secured Subordinated Note Purchase Agreement and Seventh Amendment to Convertible Secured Subordinated Promissory Notes and Sixth Amendment to the Registration Rights Agreement, together with the Form of Convertible Secured Subordinated Promissory Note to be issued post May 17, 2016, is attached to the Form 8-K report filed on May 18, 2016.

Other than the information described above, the Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2016	By:	/s/ Doron Rotler
	Name:	Doron Rotler

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (see 18 U.S.C. 1001).